Exhibit 99.1

Consolidated Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended May 31, 2013

MANAGEMENT REPORT

The accompanying financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”).  Management is responsible for the information and representations contained in these financial statements.

These financial statements have been prepared in accordance with International Financial Reporting Standards.  The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these financial statements.  The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving these financial statements and overseeing management’s performance of its financial reporting responsibilities.  An Audit Committee of non-management Directors is appointed by the Board.  The Audit Committee reviews the financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

Ernst & Young LLP, the Company’s external auditors, audited the financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these financial statements.  Their report follows.

/s/ Albert Friesen                                                                                           /s/ James Kinley
 ————————————————————                                    ————————————————————
Dr. Albert D. Friesen                                                                                     Mr. James F. Kinley CA
Chief Executive Officer                                                                                   Chief Financial Officer

September 25, 2013

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at May 31, 2013 and 2012, and the consolidated statements of income (loss) and comprehensive income (loss), changes in deficiency and cash flows for each of the years in the three-year period ended May 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medicure Inc. as at May 31, 2013 and 2012, and its financial performance and its cash flows for each of the years in the three-year period ended May 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 2(c) to the consolidated financial statements, Medicure Inc. has experienced losses and has accumulated a deficit of $125,877,356 since incorporation and a working capital deficiency of $2,065,539 as at May 31, 2013 that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 2(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other matters

The consolidated financial statements of Medicure Inc. for the year ended May 31, 2012 were audited by KPMG LLP who expressed an unmodified audit opinion on those consolidated financial statements on September 14, 2012.

Winnipeg, Canada,
September 25, 2013.	Chartered Accountants

MEDICURE INC.
Consolidated Statements of Financial Position
(expressed in Canadian dollars)
May 31, 2013 and 2012

	Note	2013	2012

Assets
Current assets:
Cash		$126,615	$1,124,345
Accounts receivable	4	432,616	420,197
Inventories	5	902,799	542,325
Prepaid expenses		29,455	125,084

Total current assets		1,491,485	2,211,951

Non-current assets:
Property and equipment	6	22,235	30,745
Intangible assets	7	1,910,069	2,500,928

Total non-current assets		1,932,304	2,531,673

Total assets		$3,423,789	$4,743,624

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities		$2,262,954	$1,355,993
Accrued interest on long-term debt	8	22,295	22,295
Current portion of long-term debt	8	1,271,775	-

Total current liabilities		3,557,024	1,378,288

Non-current liabilities
Long-term debt	8	3,510,119	4,647,740
Royalty obligation	8	516,066	538,269
Other long-term liability	9	167,261	-

Total non-current liabilities		4,193,446	5,186,009
Total liabilities		7,750,470	6,564,297

Deficiency:
Share capital	10	117,033,258	117,033,258
Contributed surplus		4,449,305	4,346,312
Accumulated other comprehensive income		68,112	102,809
Deficit		(125,877,356)	(123,303,052)

Total deficiency		(4,326,681)	(1,820,673)

Going concern	2(c)
Commitments and contingencies	14
Subsequent events	8
Total liabilities and deficiency		$3,423,789	$4,743,624

On behalf of the Board:
"Dr. Albert Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

	Note	2013	2012	2011
Revenue:
Product sales, net	12	2,602,700	4,796,811	3,628,274

Cost of goods sold	5, 7 & 16	665,896	1,069,279	1,513,247

Gross profit		1,936,804	3,727,532	2,115,027

Expenses:
Selling, general and administrative	15 & 16	2,322,840	2,673,725	2,833,217
Research and development	15 & 16	1,700,479	1,044,491	523,888

		4,023,319	3,718,216	3,357,105

Operating (loss) income		(2,086,515)	9,316	(1,242,078)

Other income:
Gain on settlement of debt	8	-	(23,931,807)	-

Finance costs (income):
Finance income		(152)	(775)	(473)
Finance expense	13	466,425	553,734	3,100,175
Foreign exchange loss (gain), net		21,516	2,385	(2,707,006)

		487,789	555,344	392,696

Net (loss) income		(2,574,304)	23,385,779	(1,634,774)
Other comprehensive (loss) income
Foreign currency translation differences for foreign operations		(34,697)	479,439	(376,630)

Total comprehensive (loss) income		(2,609,001)	23,865,218	(2,011,404)

Basic and diluted (loss) earnings per share		(0.21)	1.99	(0.19)
Weighted average number of common shares used in computing basic (loss) earnings per share		12,196,508	11,745,854	8,687,170
Weighted average number of common shares used in computing fully diluted (loss) earnings per share		12,196,508	11,752,521	8,687,170

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Changes in Deficiency
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

				Cumulative
		Share	Contributed	Translation
	Note	Capital	Surplus	Account	Deficit	Total

Balance, May 31, 2010		$116,014,623	$4,044,810	$-	$(145,054,057)	$(24,994,624)

Net loss for the year ended May 31, 2011		-	-	-	(1,634,774)	(1,634,774)

Other comprehensive loss for the year ended May 31, 2011		-	-	(376,630)	-	(376,630)
Transactions with owners, recorded directly in equity Share-based payments	10(c)	-	77,057	-	-	77,057

Total transactions with owners		-	77,057	-	-	77,057

Balance, May 31, 2011		$116,014,623	$4,121,867	$(376,630)	$(146,688,831)	$(26,928,971)

Net income for the year ended May 31, 2012		-	-	-	23,385,779	23,385,779

Other comprehensive income for the year ended May 31, 2012		-	-	479,439	-	479,439
Transactions with owners, recorded directly in equity
Issuance of common shares	10(b)	1,018,635	-	-	-	1,018,635
Share-based payments	10(c)	-	224,445	-	-	224,445

Total transactions with owners		1,018,635	224,445	-	-	1,243,080

Balance, May 31, 2012		$117,033,258	$4,346,312	$102,809	$(123,303,052)	$(1,820,673)

Net income for the year ended May 31, 2013		-	-	-	(2,574,304)	(2,574,304)

Other comprehensive income for the year ended May 31, 2013		-	-	(34,697)	-	(34,697)
Transactions with owners, recorded directly in equity Share-based payments	10(c)	-	102,993	-	-	102,993

Total transactions with owners		-	102,993	-	-	102,993

Balance, May 31, 2013		$117,033,258	$4,449,305	$68,112	$(125,877,356)	$(4,326,681)

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Consolidated Statement of Cash Flows
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

	Note	2013	2012	2011

Cash provided by (used in):
Operating activities:
Net (loss) income for the period		(2,574,304)	23,385,779	(1,634,774)
Adjustments for:
Gain on settlement of debt	8	-	(23,931,807)	-
Amortization of property and equipment	6	11,500	19,663	20,243
Amortization of intangible assets	7	525,482	857,887	878,688
Stock-based compensation	10	102,993	224,445	77,057
Write-down of inventory	5	19,639	109,194	292,950
Write-down of intangible assets	7	62,133	216,011	280,235
Finance expense	13	466,425	553,734	3,100,175
Difference between fair value of other long-term liability and funding received	9	(32,739)	-	-
Unrealized foreign exchange loss		(3,011)	(873)	(2,766,612)
Change in the following:
Accounts receivable		(12,419)	(54,707)	25,433
Inventories		(380,113)	(201,645)	(202,861)
Prepaid expenses		95,629	113,378	(71,785)
Accounts payable and accrued liabilities		889,829	(497,468)	436,706
Other long-term liability	9	200,000	-	-
Interest paid	13	(273,417)	(221,278)	(5,185)
Debt issuance costs	8	-	(70,240)	-
Royalties paid	8	(88,105)	(84,784)	-

Cash flows (used in) from operating activities		(990,478)	417,289	430,270

Investing activities:
Acquisition of property and equipment	6	(3,108)	(1,488)	(2,487)
Acquisition of intangible assets	7	(4,289)	(96,424)	(42,327)

Cash flows used in investing activities		(7,397)	(97,912)	(44,814)

Financing activities:
Share issuance costs	10	-	(34,166)	-
Proceeds from long-term debt	8	-	5,000,000	-
Repayments of long-term debt	8	-	(4,750,000)	-
Debt settlement costs	8	-	(164,308)	-

Cash flows from financing activities		-	51,526	-

Foreign exchange gain (loss) on cash held in foreign currency		145	3,258	(6,534)

(Decrease) increase in cash		(997,730)	374,161	378,922
Cash, beginning of period		1,124,345	750,184	371,262

Cash, end of period		126,615	1,124,345	750,184

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement	9 & 10	-	646,801	-
Shares issued for guarantee on long-term debt	9 & 10	-	371,834	-

See accompanying notes to the consolidated financial statements.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

1.     Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011 its Common Shares are listed on the TSX Venture Exchange.  Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange.  Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange.  The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada.  The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome ("ACS") including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.  The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.     Basis of preparation of financial statements:

(a)       Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on September 25, 2013.

(b)       Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

(c)       Going concern

These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses from incorporation and has accumulated a deficit of $125,877,356 as at May 31, 2013 and a working capital deficiency of $2,065,539.  Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2014.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

2.     Basis of preparation of financial statements (continued):

(c)       Going concern (continued):

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these consolidated financial statements.  There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2014 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

(d)       Functional and presentation currency

The financial statements are presented in Canadian dollars, which is the Company's functional currency.  All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(e)       Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns and discounts

•	Note 3(g)(i): The estimation of accruals for research and development costs

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(j)(ii): The assumptions and model used to estimate the value of share-based payment transactions

•	Note 3(l): The measurement of the amount and assessment of the recoverability of income tax assets

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Medicure International Inc., and Medicure Pharma Inc.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  All significant inter-company transactions and balances have been eliminated.

(b) Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma Inc.  In the three months ended August 31, 2011, as a result of the long-term debt settlement (note 8) and other factors, the focus of Medicure International, Inc.'s operations changed and, accordingly, its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011.  In accordance with International Accounting Standard ("IAS") 21, The Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. The results and financial position of the Company's consolidated subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(ii) income and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the statement of income, as part of the gain or loss on sale where applicable.

(c) Financial instruments

(i) Financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(c) Financial instruments (continued):

(i) Financial assets (continued)

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following categories: loans and receivables.  The Company has not classified any assets or liabilities as held-to-maturity or as available-for-sale.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise  accounts receivables.

(ii) Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.  Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

The royalty obligation is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenues from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(c) Financial instruments (continued):

(ii) Financial liabilities (continued):

The other long-term liability is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

(iii) Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability is based on level 2 (significant observable inputs) and the fair value of the royalty obligation and other long-term liability are based on level 3 (unobservable inputs).

(d) Revenue recognition

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(e) Inventories

Inventories consist of unfinished product (raw materials) and packaging materials, as well as finished products and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first in first out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(f) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.  The costs of the day-to-day servicing of property and equipment are recognized in the statement of net income (loss) and comprehensive income (loss) in the period in which they are incurred.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(f) Property and equipment (continued):

(ii) Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.  The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(g) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

(ii) Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.  Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over its estimated economic life of approximately ten years.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses.  The cost of servicing the Company's patents and trademarks are expensed as incurred.

(iii) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(g) Intangible assets (continued):

(iv) Clinical trial expenses:

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(v) Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(h) Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(i) Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired.  An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount.  Impairment losses are recognized in net income (loss) and comprehensive income (loss) and included in research and development expense if they relate to patents.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  In determining fair value less cost to sell, an appropriate valuation model is used.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(j) Employee benefits

(i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

(k) Finance income and finance costs

Finance income comprises interest income on funds invested which is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings which are recognized in profit or loss using the effective interest method, changes in the fair value of the warrant liability, accretion on the royalty obligation and amortization of deferred debt issue costs using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(l) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(l) Income tax (continued):

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)  Earnings (loss) per share

The Company presents basic earnings per share ("EPS") data for its common voting shares.  Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for own shares held.  Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(n) Comparative figures

Certain of the comparative figures have been reclassified to conform to the current years' presentation.

(o) New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the International Accounting Standards Board ("IASB") or the International Financial Reporting Interpretations Committee ("IFRIC") that are not yet effective up to the date of issuance of the Company’s financial statements are listed below.  The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 (2009) replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets.  The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income ("OCI"), with the remainder of the change recognized in profit and loss.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted.  For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied.

The Company intends to adopt IFRS 9 (2010) in its consolidated financial statements for the annual period beginning on June 1, 2015.  The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(o) New standards and interpretations not yet adopted (continued):

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB published IFRS 10, Consolidated Financial Statements. The standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.  IFRS 10 replaces IAS 27 and Standing Interpretation Committee ("SIC") 12, Consolidation Special Purpose Entities. The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns.

The Company intends to adopt IFRS 10 in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of IFRS 10 has not yet been determined.

IFRS 13, Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013, with earlier application permitted.  The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains how to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Company intends to adopt IFRS 13 prospectively in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of IFRS 13 has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.  The amendments to IAS 1 require companies preparing financial statements to group together items with OCI on the basis of whether they may be reclassified to the profit and loss section of the statement of income.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The Company intends to adopt the amendments in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of adoption of the amendments has not yet been determined.

Annual Improvement to IFRSs 2009-2011 Cycle - Various Standards

In May 2012, the IASB published Annual Improvements to IFRSs - 2009-2011 Cycle as part of its annual improvements process to make non-urgent but necessary amendments to IFRS effective for annual periods beginning on or after January 1, 2013 with retrospective application.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

3.     Significant accounting policies (continued):

(o) New standards and interpretations not yet adopted (continued):

Annual Improvement to IFRSs 2009-2011 Cycle - Various Standards (continued):

The impending changes that potentially have an effect on the Company include:

•
IAS 1, Presentation of Financial Statements - the changes involve amendments to the presentation and disclosure of comparative information beyond the minimum and the presentation of the opening statement of financial position.

•	IAS 34, Interim Financial Reporting - the changes involve amendments to the presentation and disclosure of segment assets and liabilities.

The Company intends to adopt the amendments to the standards in its consolidated financial statements for the annual period beginning on June 1, 2013.  The extent of the impact of the adoption of the amendments has not yet been determined.

4.     Accounts receivable:

	May 31, 2013	May 31, 2012

Trade accounts receivable	422,588	389,193
Other accounts receivable	10,028	31,004
	432,616	420,197

As at May 31, 2013, the trade accounts receivable consists of amounts owing from four customers which represent approximately 99 percent (May 31, 2012 - 100 percent) of trade accounts receivable.

5.     Inventories:

	May 31, 2013	May 31, 2012

Unfinished product and packaging materials	160,010	228,210
Finished product	742,789	314,115
	902,799	542,325

During the year ending May 31, 2013, the Company wrote off inventory that had expired or was otherwise unusable of $19,639 (2012 - $109,194 and 2011 - $292,950).  Inventory expensed as part of cost of goods sold during the year ended May 31, 2013 was $131,355 (2012 - $227,517 and 2011 - $268,572).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

6.     Property and equipment:

	Computer	Furniture,
	and office	fixtures and
Cost	equipment	equipment	Total

Balance, May 31, 2011	$35,721	$124,673	$160,394
Additions	1,488	-	1,488
Disposals	(12,578)	-	(12,578)
Effect of movements in exchange rates	-	7,333	7,333

Balance, May 31, 2012	24,631	132,006	156,637
Additions	3,108	-	3,108
Effect of movements in exchange rates	-	430	430

Balance, May 31, 2013	$27,739	$132,436	$160,175

	Computer	Furniture,
	and office	fixtures and
Accumulated amortization and impairment losses	equipment	equipment	Total

Balance, May 31, 2011	$20,869	$92,583	$113,452
Amortization for the year	7,217	12,446	19,663
Disposals	(12,578)	-	(12,578)
Effect of movements in exchange rates	-	5,355	5,355

Balance, May 31, 2012	15,508	110,384	125,892
Amortization for the year	6,174	5,326	11,500
Effect of movements in exchange rates	-	548	548

Balance, May 31, 2013	$21,682	$116,258	$137,940

	Computer	Furniture,
	and office	fixtures and
Carrying amounts	equipment	equipment	Total

Balance, May 31, 2012	$9,123	$21,622	$30,745
Balance, May 31, 2013	$6,057	$16,178	$22,235

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

7.     Intangible assets

			Customer
Cost	Patents	Trademarks	List	Total

Balance, May 31, 2011	$8,555,292	$1,534,440	$270,784	$10,360,516
Additions	96,424	-	-	96,424
Change due to impairment	(339,680)	-	-	(339,680)
Effect of movements in exchange rates	546,734	101,525	17,916	666,175

Balance, May 31, 2012	8,858,770	1,635,965	288,700	10,783,435
Additions	4,289	-	-	4,289
Change due to impairment	(62,282)	-	-	(62,282)
Effect of movements in exchange rates	33,521	6,177	1,090	40,788

Balance, May 31, 2013	$8,834,298	$1,642,142	$289,790	$10,766,230

			Customer
Accumulated amortization and write-downs	Patents	Trademarks	List	Total

Balance, May 31, 2011	$5,971,585	$927,048	$163,597	$7,062,230
Amortization	721,405	116,010	20,472	857,887
Change due to impairment	(123,669)	-	-	(123,669)
Effect of movements in exchange rates	409,730	64,880	11,449	486,059

Balance, May 31, 2012	6,979,051	1,107,938	195,518	8,282,507
Amortization	388,753	116,220	20,509	525,482
Change due to impairment	(149)	-	-	(149)
Effect of movements in exchange rates	38,945	7,968	1,408	48,321

Balance, May 31, 2013	$7,406,600	$1,232,126	$217,435	$8,856,161

			Customer
Carrying amounts	Patents	Trademarks	List	Total
Balance, May 31, 2012	$1,879,719	$528,027	$93,182	$2,500,928
Balance, May 31, 2013	$1,427,698	$410,016	$72,355	$1,910,069

The Company has considered indicators of impairment at May 31, 2013 and May 31, 2012.  To May 31, 2013, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned.  The Company recorded a write-down of intangible assets of $62,133 during the year ended May 31, 2013 (2012 - $216,011 and 2011 - $280,235) relating to patent applications no longer being pursued and patents being abandoned.  The average remaining amortization period of the Company's intangible assets is approximately 3.5 years.

For the year ended May 31, 2013, amortization of intangible assets relating to AGGRASTAT® totaling $514,902 (2012 - $845,869 and 2011 - $839,725) is recognized in cost of goods sold and amortization of other intangible assets totaling $10,580 (2012 - $12,018 and 2011 - $38,963) and write-downs of intangible assets totaling $62,133 (2012 - $216,011 and 2011 - $280,235) are recognized in research and development expense.

As described in note 8, certain intangible assets were pledged as security against long-term debt.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

8.     Long-term debt:

	May 31, 2013	May 31, 2012

Manitoba Industrial Opportunities Program loan	$4,781,894	$4,647,740
Current portion of long-term debt	1,271,775	-

	$3,510,119	$4,647,740

Principal repayments to maturity by fiscal year are as follows:

2014	$1,388,889
2015	1,666,667
2016	1,666,667
2017	277,777

5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $252,135)	218,106

$4,781,894

On July 18, 2011, the Company settled its existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P. ("Elliot"), in exchange for; i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares (note 9)) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the statement of net income for the year ended May 31, 2012.  In accordance with IFRIC 19, Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

As at July 18, 2011 the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated at $901,915.  The royalty obligation is recorded at fair value with the associated cash flows being revised each period resulting in a carrying value at May 31, 2013 of $649,959 (May 31, 2012 - $640,996).  The net accretion of the royalty obligation for the year ended May 31, 2013 of $72,889 (2012 - ($217,973)) is recorded within finance expense on the Consolidated statements of net (loss) income and comprehensive (loss) income.  Royalties for the year ended May 31, 2013 total $104,979 in regards to the royalty obligation (2012 - $99,965 and 2011 - nil), with payments made in fiscal 2013 being $88,105 (2012 - $84,784 and 2011 - nil).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

8.     Long-term debt (continued):

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities ("MIOP") Program, to assist in the settlement of the Birmingham long-term debt. The loan bears interest annually at 5.25% and matures on July 1, 2016.  The loan is payable interest-only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares (note 9)) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement the Company agreed to provide certain compensation upon a change in control of the Company.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan.  As at May 31, 2013, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the year ended May 31, 2013 was eight percent.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest-only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

9.     Other long-term liability

The Company received $200,000 of funding from the Province of Manitoba's Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function.  The study was completed and the funds received during the year ended May 31, 2013.  The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years.

The other long-term liability was recorded at fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses.

10.           Capital stock:

(a)      Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares.  All comparative figures have been adjusted retrospectively.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

10.           Capital stock (continued)

(b)      Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount

Balance, May 31, 2011	8,687,172	$116,014,623
Shares issued on July 18, 2011	3,509,336	1,018,635

Balance, May 31, 2012	12,196,508	$117,033,258

Balance, May 31, 2013	12,196,508	$117,033,258

On July 18, 2011, the Company issued 2,176,003 common shares (32,640,043 pre-consolidation common shares) as part of the consideration of the settlement of the Company's existing debt. These shares had a value of $646,801, net of share issue costs of $6,000 (note 8).

On July 18, 2011, the Company issued 1,333,333 (20,000,000 pre-consolidation common shares) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 8).

(c)      Stock option plan:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 1,829,476 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

On July 18, 2011, the Company issued 836,133 stock options (12,542,000 pre-consolidation stock options) to certain officers, employees, management company employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $1.50 per common share ($0.10 per pre-consolidation common share).  The options vested immediately and expire after ten years.

On May 10, 2013, the Company issued 463,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, at an exercise price of $0.30 per common share.  The options vested immediately and expire after ten years.

Changes in the number of options outstanding during the year ended May 31, 2013 and 2012 are as follows:

	May 31, 2013		May 31, 2012

		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of period	962,610	$3.04	154,810	$11.10
Granted	463,000	0.30	836,133	1.50
Forfeited, cancelled or expired	(4,258)	4.68	(28,333)	1.35

Balance, end of period	1,421,352	$2.14	962,610	$3.04

Options exercisable, end of period	1,421,352	$2.14	962,610	$3.04

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

10.           Capital stock (continued)

(c)       Stock option plan: (continued):

Options outstanding at May 31, 2013 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.30 - $5.00	1,339,398	8.64 years	$1.05	1,339,398
$10.01 - $15.00	30,810	4.52 years	$12.71	30,810
$15.01 - $20.00	777	2.40 years	$17.85	777
$20.01 - $25.20	50,367	2.91 years	$24.56	50,367

$0.30 - $25.20	1,421,352	8.35 years	$2.14	1,421,352

The compensation expense related to stock options granted during the period and in previous periods under the stock option plan for the year ended May 31, 2013 was $102,993 (2012 - $224,445 and 2011 - $77,057).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

	May 31, 2013	May 31, 2012

Expected option life	5.1 years	4.1 years
Risk-free interest rate	1.34%	1.90%
Dividend yield	nil	nil
Expected volatility	161.87%	193.05%

(d)      Warrants:

Changes in the number of warrants outstanding during years ended May 31, 2013 and 2012 are as follows:

		Exercise
Issue	Original	price	May 31,	Granted	May 31,	Granted	May 31,
(Expiry date)	granted	per share	2011	(Expired)	2012	(Expired)	2013

265,641 units
(December 22, 2011)	265,641	USD $25.50	265,641	(265,641)	-	-	-

66,667 units
(December 31, 2016)	66,667	USD $18.90	66,667	-	66,667	-	66,667

291,594 units
(October 5, 2012)	291,594	USD $22.50	291,594	-	291,594	(291,594)	-

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

10.           Capital stock (continued)

(d)       Warrants (continued):

IFRS requires warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value.  The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at May 31, 2013 and total $10,524 (May 31, 2012 - $35,053). Changes in fair value of the warrants for the year ended May 31, 2013 of $24,529 (2012 - $24,490 and 2011 - ($27,374)) are recorded within finance expense.

The warrants, with the exception of the warrants expiring on December 31, 2016, were issued together with common shares either under prospectus offerings or private placements with the net proceeds allocated to common shares and warrants based on their relative fair values using the Black-Scholes model. The warrants expiring on December 31, 2016 were issued with the debt financing agreement in September 2007.

The warrants expiring on December 31, 2016 may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

(e)      Per share amounts

The weighted average number of common voting shares outstanding for the year ended May 31, 2013 and 2012 was 12,196,508 and 11,745,854, respectively.  For the period ended May 31, 2013, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.  For the year ended    May 31, 2012, the dilution created by options and warrants has been reflected in the per share amounts.

11.           Income taxes:

The Company recognized no income taxes in the statements of net (loss) income and comprehensive (loss) income, as it has been incurring losses since inception, excluding the gain on the settlement of debt during the year ended May 31, 2012, and it is not probable that future taxable profits will be available against which the accumulated tax losses can be utilized.

As at May 31, 2013 and 2012, deferred tax assets have not been recognized with respect to the following items:

	2013	2012

Non-capital loss carry-forwards	$6,961,000	$6,816,000
Scientific research and experimental development	3,793,000	3,793,000
Share issue costs	34,000	56,000
Other	720,000	771,000
	11,508,000	11,436,000

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

11.           Income taxes (continued):

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income (loss) for the period to the income tax recovery is as follows:

	May 31, 2013	May 31, 2012	May 31, 2011

Loss (income) for the year:
Canadian	(1,196,746)	(1,699,690)	(1,537,114)
Foreign	(1,377,558)	25,085,469	(97,660)

	(2,574,304)	23,385,779	(1,634,774)

Canadian federal and provincial income taxes at 27.00%
(2012 - 27.00% and 2011 - 27.00%)	695,000	(6,314,000)	544,000
Permanent differences and other items	(24,000)	(74,000)	(42,000)
Gain on settlement of debt	-	598,000	-
Foreign tax rate in foreign jurisdiction	(355,000)	6,097,000	(120,000)
Change in unrecognized deferred tax assets	(72,000)	165,000	(838,000)
Other	(244,000)	(472,000)	456,000
	-	-	-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5 percent) and the United States (38 percent) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc. and Medicure Pharma Inc.

At May 31, 2013, the Company has the following Canadian non-capital losses available for application in future years:

Expires in:
2014	$171,296
2026	939,620
2027	1,111,169
2029	5,288,028
2030	2,711,408
2031	1,893,976
2032	1,485,583
2033	1,081,244

$14,682,324

Scientific research and development tax credits of  $3,826,000 (2012 - $3,826,000 and 2011 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, with expiry by 2028.

At May 31, 2013, the Company has the following United States net operating losses available for application in future years:

Expires in:
2029	$1,197,553
2030	433,690
2032	109,601
1,740,844

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

11.           Income taxes (continued):

At May 31, 2013, the Company has the following Barbados losses available for application in future years:

Expires in:
2014	$2,325,816
2015	10,897,107
2016	9,096,726
2017	24,088,248
2018	37,290,501
2019	6,892,653
2020	1,876,970
2021	96,124
2023	855,611

$93,419,756

12. Revenue:

During the years ended May 31, 2013, 2012 and 2011, the Company earned revenues as follows:

	May 31, 2013	May 31, 2012	May 31, 2011

Sale of finished products - AGGRASTAT®	2,602,700	2,881,378	3,628,274
Sale of unfinished products	-	1,915,433	-

	2,602,700	4,796,811	3,628,274

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT® in each of the Company's and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions, which were satisfied prior to November 1, 2011 and full payment was received. The Company recognized $1,915,433 of revenue during the year ended May 31, 2012 in relation to this sale.

In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option, exercisable by the Company within one year, to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe.  If the Company exercised its option to obtain the data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko would have been entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT® sales based on three percent of sales per year.  Management has determined the value of the option received to obtain such data used by Iroko is not significant.  On     July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

13. Finance Costs:

During the years ended May 31, 2013, 2012 and 2011, the Company incurred finance costs as follows:

	May 31, 2013	May 31, 2012	May 31, 2011

Interest on MIOP loan	396,653	348,838	-
Interest on Birmingham long-term debt	-	385,663	3,122,364
Revaluation of royalty obligation	72,889	(217,973)	-
Revaluation of warrant liability	(24,529)	24,490	(27,374)
Other interest and banking fees	21,412	12,716	5,185

	466,425	553,734	3,100,175

During the year ended May 31, 2013, 2012 and 2011, the Company paid finance costs as follows:

	May 31, 2013	May 31, 2012	May 31, 2011

Interest paid on MIOP loan	262,500	208,562	-
Other interest and banking fees paid	10,917	12,716	5,185

	273,417	221,278	5,185

14. Commitments and contingencies:

(a)      Commitments:

As at May 31, 2013 and in the normal course of business the Company has obligations to make future payments representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments

Contractual obligations payment due by fiscal period ending May 31:
2014	1,618,697
2015	715,000
2016	358,000

$2,691,697

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $2,472,000 or US$2,385,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2016.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

14. Commitments and contingencies (continued):

(a)      Commitments (continued):

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 15), under which the Company committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.  On January 1, 2012, the Company entered into a new agreement with GVI under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012.  The agreement was automatically renewed on January 31, 2013 for an additional period of one year.  Either party may terminate this agreement at any time after  June 30, 2012 upon 90 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations ("CROs") are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

(b)      Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)      Royalties:

As a part of the Birmingham debt settlement described in note 8, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.  Royalties for the year ended May 31, 2013 total $104,979 in regards to the royalty obligation (2012 - $99,965 and 2011 - nil), with payments made in fiscal 2013 being $88,105 (2012 - $84,784 and 2011 - nil).

As part of the sale of unfinished product as described in note 12, if the Company exercised its option to obtain AGGRASTAT® data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales.  On July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder.  As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.

(d)      Contingencies:

In the normal course of business the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

15. Related party transactions:

(a)       Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.  The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and beginning in fiscal 2013, the Chief Financial Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan.  The following table details the compensation paid to key management personnel for the years ended May 31:

	May 31, 2013	May 31, 2012	May 31,2011

Salaries, fees and short-term benefits	472,623	380,250	690,320
Share-based payments	79,190	182,713	14,615

	551,813	562,963	704,935

The Company has $213,569 (May 31, 2012 - $253,310) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2013, $3,107 (2012 - nil and 2011 - nil) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

(b)       Transactions with related parties

Directors and key management personnel control 19 percent of the voting shares of the Company as at May 31, 2013.

During the year ended May 31, 2013, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $190,000 (2012 - $184,167 and 2011 - $225,000) for business administration services, $32,500 (2012 - $19,563 and 2011 - $17,671) in rental costs and $26,125 (2012 - $46,275 and 2011 - nil) for commercial support services.  As described in note 13, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the year ended May 31, 2013, the Company paid GVI CDS $134,696 (2012 - $146,154 and 2011 - $169,762) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the year ended  May 31, 2013, the Company paid CanAm $467,763 (2012 - $254,493 and 2011 - $138,817) for research and development services.  In addition, during the year ended May 31, 2011, the Company received $400,000 from CanAm relating to recoveries of amounts previously provided for.  This amount is recorded as a reduction in selling, general and administration expenses for the year ended May 31, 2011.  There were no similar recoveries during fiscal 2013 or 2012.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the year ended May 31, 2013, $7,366 (2012 - nil and 2011 - nil) was recorded within finance expense in relation to these amounts payable to related parties.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

15. Related party transactions (continued):

(b)       Transactions with related parties (continued):

As of May 31, 2013, included in accounts payable and accrued liabilities is $106,216 (May 31, 2012 - $7,862) payable to GVI, $89,545 (May 31, 2012 - $10,403) payable to GVI CDS and $351,297 (May 31, 2012 - $51,705) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.   As at May 31, 2013, included in accounts payable and accrued liabilities is $37,750 (May 31, 2012 - nil) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 18, 2011, the Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 8).

16. Expenses by nature:

Expenses incurred for the years ended May 31, 2013, 2012 and 2011 are as follows:

	May 31, 2013	May 31,2012	May 31,2011

Personnel expenses
Salaries, fees and short-term benefits	1,194,861	1,141,944	1,612,239
Share-based payments	102,993	224,445	77,057

Salaries, fees and short-term benefits	1,297,854	1,366,389	1,689,296
Amortization and derecognition	599,115	1,093,560	1,179,166
Research and development	1,374,391	538,076	197,911
Manufacturing	117,071	130,957	-
Inventory material costs	131,355	227,515	380,572
Write-off of inventory	19,639	109,194	292,950
Medical affairs	60,831	38,971	150,834
Administration	302,723	291,175	(87,389)
Selling and logistics	619,211	516,872	470,821
Professional fees	167,025	474,786	596,191

	4,689,215	4,787,495	4,870,352

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

17.  Financial instruments:

(a) Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies.  The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.  The fair value of the Company's long-term debt is estimated to approximate its carrying value based on the terms of the long-term debt.  The royalty obligation and other long-term liability are recorded at fair value.

(b) Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk.  Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)      Market risk:

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates.  The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and royalty obligation.  The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD)	May 31, 2013	May 31,2012

Cash and cash equivalents	$115,830	$988,734
Accounts receivable	407,589	376,796
Accounts payable and accrued liabilities	(1,189,421)	(700,340)
Royalty obligation	(497,749)	(521,124)

	$(1,163,751)	$144,066

Based on the above net exposures as at May 31, 2013, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding  increase or decrease on the Company's net income (loss) of approximately $58,000 (2012 - $7,000).

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents, long-term debt and other long-term liability.

An increase or decrease in interest rates of one percent during the year ended May 31, 2013, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $6,000 (2012 - $9,000).  An increase in the crown company borrowing rate of one percent during the year ended May 31, 2013, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $51,000 (2012 - $44,000).

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

17. Financial instruments (continued):

(b) Risks arising from financial instruments and risk management (continued):

(ii)      Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from four customers. At May 31, 2013, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(iii)            Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period.  For long-term debt repayments see note 8.

(c) Capital management:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (note 2c) and to provide capital to pursue the development and commercialization of its products.

In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, stock options, warrants and contributed surplus.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended May 31, 2013.

18. Determination of fair values:

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following models.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

18. Determination of fair values (continued):

(b) Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c) Warrant liability

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and is subsequently revalued at each reporting date.  Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

(d) Royalty obligation

The royalty obligation is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenues from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(e) Other long-term liability

The other long-term liability is measured by reference to its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

19. Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the year ended May 31, 2013, 100 percent of revenues from the sale of finished product were generated from sales of AGGRASTAT® in the United States, which was to nine customers. Customer A accounted for 40 percent, Customer B accounted for 26 percent, Customer C accounted for 24 percent, Customer D accounted for nine percent and the remaining five customers accounted for one percent of revenues.  Additionally during fiscal 2012, the Company recorded a sale of unfinished product to a European pharmaceutical company as described in note 12.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Years ended May 31, 2013, 2012 and 2011

19. Segmented information (continued):

 Property and equipment and intangible assets are located in the following countries:

	May 31, 2013	May 31, 2012

Canada	6,057	9,256
Barbados	1,910,069	2,500,928
United States	16,178	21,489

	1,932,304	2,531,673